UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

PowerFleet, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

73931J109

(CUSIP Number)

Mr. Charles Frumberg

Emancipation Capital

299 Park Avenue, 21st Floor

New York, New York 10171

(212) 605-0661

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 3, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 73931J109

1	NAME OF REPORTING PERSON

Emancipation Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,720,770 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,720,770 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,720,770 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 73931J109

1	NAME OF REPORTING PERSON

Emancipation Capital Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		703,354 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

703,354 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

703,354 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 73931J109

1	NAME OF REPORTING PERSON

Emancipation Capital SPV IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,017,416 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,017,416 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,017,416 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 73931J109

1	NAME OF REPORTING PERSON

Emancipation Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,720,770 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,720,770 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,720,770 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 73931J109

1	NAME OF REPORTING PERSON

Charles Frumberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		41,377 shares of Common Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,720,770 shares of Common Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

41,377 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

1,720,770 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,762,147 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 73931J109

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of PowerFleet, Inc. (the “Issuer”). The principal executive officer of the Issuer is located at 123 Tice Boulevard, Woodcliff Lake, New Jersey 07677.

Item 2.	Identity and Background.

(a)                This statement is filed by:

(i)                 Emancipation Management LLC, a New York limited liability company (“Emancipation Management”), which serves as the investment manager of Emancipation Master Ltd. (as defined below) and SPV IV (as defined below), with respect to the shares of Common Stock directly held by Emancipation Master Ltd. and SPV IV;

(ii)               Emancipation Capital Master Ltd., a Cayman Islands exempted company (“Emancipation Master Ltd.”), with respect to the shares of Common Stock directly held by it;

(iii)             Emancipation Capital SPV IV LLC, a Delaware limited liability company (“SPV IV”), with respect to the shares of Common Stock directly held by it;

(iv)             Emancipation Capital LLC, a Delaware limited liability company (“Capital”), which serves as the general partner of Emancipation Master Ltd. and the managing member of SPV IV, with respect to the shares of Common Stock directly held by Emancipation Master Ltd. and SPV IV; and

(v)               Mr. Charles Frumberg (“Mr. Frumberg”), who serves as the managing member of Emancipation Management and Capital, with respect to the shares of Common Stock directly held by Emancipation Master Ltd and SPV IV.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

(b)               The principal business address of each of the Reporting Persons is 299 Park Avenue, 21st Floor, New York, New York 10171.

(c)                The principal business of Emancipation Management, Emancipation Master Ltd. and SPV IV is investing in securities. Capital serves as managing member of SPV IV. Mr. Frumberg serves as managing member of Emancipation Management and Capital.

(d)               No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7

CUSIP NO. 73931J109

(f)                Emancipation Management is a New York limited liability company. Emancipation Master Ltd. is a Cayman Islands exempted company. SPV IV is a Delaware limited liability company. Capital is a Delaware limited liability company. Mr. Frumberg is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned by the Reporting Persons were received in connection with the transactions contemplated by the Investment and Transaction Agreement, dated as of March 13, 2019, as amended by Amendment No. 1 thereto dated as of May 16, 2019, Amendment No. 2 thereto dated as of June 27, 2019 and Amendment No. 3 thereto dated as of October 3, 2019 (the “Investment Agreement”), by and among the I.D. Systems, Inc., a Delaware corporation (“I.D. Systems”), the Issuer, PowerFleet US Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer prior to the Merger (“Merger Sub”), and ABRY Senior Equity V, L.P., ABRY Senior Equity Co-Investment Fund V, L.P. and ABRY Investment Partnership, L.P. (the “Investors”). Pursuant to the terms of the Investment Agreement, I.D. Systems reorganized into a new holding company structure by merging Merger Sub with and into the I.D. Systems (the “Merger”), with I.D. Systems surviving as a direct, wholly-owned subsidiary of the Issuer. At the effective time of the Merger on October 3, 2019, each share of common stock of I.D. Systems owned by the Reporting Persons was converted automatically into one share of Common Stock of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock in connection with the Merger described in Item 3 above.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of securities of the Issuer desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and subject to any applicable rules or Issuer policies.

Except in Mr. Frumberg’s capacity as a director of the Issuer, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time engage in discussions with management and the board of directors of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and business strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate, directly or through their affiliates, including, without limitation, engaging in communications with management and the board of directors of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer or changing their intention with respect to any and all matters referred to in Item 4.

8

CUSIP NO. 73931J109

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D. Percentage ownership is based on 29,356,397 shares of Common Stock outstanding as of October 3, 2019, which is the estimated total number of shares of Common Stock outstanding immediately after the Merger based on information provided to the Reporting Persons by the Company.

(c)                Other than the shares of Common Stock received in connection with the Merger described in Item 3 above, the Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days.

(d)               Except as set forth in this Item 5, no person other than each respective direct owner of Common Stock referred to herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

(e)                Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

Other than the joint filing agreement filed as an exhibit hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any persons with respect to securities of the Issuer, including, but not limited to, transfer of voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1	Joint Filing Agreement, dated October 15, 2019, by and among Emancipation Management LLC, Emancipation Capital Master Ltd., Emancipation Capital SPV IV LLC, Emancipation Capital LLC and Charles Frumberg.

9

CUSIP NO. 73931J109

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: October 15, 2019

Emancipation Management LLC

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Managing Member

Emancipation Capital Master, Ltd.

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Managing Member

Emancipation Capital SPV IV LLC

By:	Emancipation Capital LLC, its managing member

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Managing Member

Emancipation Capital LLC

By:	/s/ Charles Frumberg
	Name:	Charles Frumberg
	Title:	Managing Member

/s/ Charles Frumberg
Charles Frumberg

10